UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PGIM Private Credit Fund

(Name of Issuer)

Class I common shares of beneficial interest, par value $0.001
Class D common shares of beneficial interest, par value $0.001
Class S common shares of beneficial interest, par value $0.001

(Title of Class of Securities)

71710E309 (Class I)
71710E200 (Class D)
71710E101 (Class S)

(CUSIP Number)

Andrew French

c/o The Prudential Insurance Company of America

751 Broad Street

Newark, NJ 07102

(973) 367-2396

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON PGIM Strategic Investments, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0 Class I Common Shares; 424.112 Class D Common Shares; 422.653 Class S Common Shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 Class I Common Shares; 424.112 Class D Common Shares; 422.653 Class S Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Class I Common Shares; 424.112 Class D Common Shares; 422.653 Class S Common Shares* (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% of Class I Common Shares, 100% of Class D Common Shares and 100% of Class S Common Shares*
14	TYPE OF REPORTING PERSON (See Instructions) CO

 *Reflects ownership as of the date hereof

1	NAMES OF REPORTING PERSON The Prudential Insurance Company of America
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,360,784.45 Class I Common Shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,360,784.45 Class I Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,360,784.45 Class I Common Shares* (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% of Class I Common Shares
14	TYPE OF REPORTING PERSON (See Instructions) CO

*Reflects ownership as of the date hereof

1	NAMES OF REPORTING PERSON Prudential Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,360,784.45 Class I Common Shares; 424.112 Class D Common Shares; 422.653 Class S Common Shares *
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,360,784.45 Class I Common Shares; 424.112 Class D Common Shares; 422.653 Class S Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,360,784.45 Class I Common Shares; 424.112 Class D Common Shares; 422.653 Class S Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% of Class I Common Shares, 100% of Class D Common Shares and 100% of Class S Common Shares*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*Reflects ownership as of the date hereof

Item 1.	Security and Issuer.

This amendment No. 1 (“Amendment No. 1”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission on July 19, 2023 (as amended the “Schedule 13D”) related to the Class I common shares of beneficial interest, par value $0.001 per share (the “Class I Common Shares”), the Class D common shares of beneficial interest, par value $0.001 per share (the “Class D Common Shares”) and the Class S common shares of beneficial interest, par value $0.001 per share (the “Class S Common Shares” and together with the Class I Common Shares and the Class D Common Shares the “Common Shares”) of PGIM Private Credit Fund, a Delaware statutory trust (the “Issuer”). The Issuer’s principal executive offices are at 655 Broad Street, Newark, New Jersey 07102.

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D.

Item 2.	Identify and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is being filed jointly on behalf of The Prudential Insurance Company of America, PGIM Strategic Investments, Inc. and Prudential Financial, Inc. (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached hereto as Exhibit 1.

The address of the principal business office of PGIM Strategic Investments, Inc. is 655 Broad Street, Newark, New Jersey 07102. The address of the principal business of each of The Prudential Insurance Company of America and Prudential Financial, Inc. is 751 Broad Street, Newark, New Jersey 07102.

Each of the Reporting Persons is organized under the laws of the State of New Jersey. PGIM Strategic Investments, Inc. is an indirect wholly owned subsidiary of Prudential Financial, Inc. The Prudential Insurance Company of America is a wholly owned subsidiary of Prudential Financial, Inc. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons is set forth on Annex A hereto.

During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any person identified in Annex A: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

As of the date hereof, PGIM Strategic Investments, Inc. directly holds (a) 0 Class I Common Shares, (b) 422.653 Class S Common Shares, and (c) 424.112 Class D Common Shares and The Prudential Insurance Company of America directly holds 4,360,784.45 Class I Common Shares. Prudential Financial Inc. may be deemed the beneficial owner of the Common Shares owned directly by PGIM Strategic Investments, Inc. and The Prudential Insurance Company of America.

On November 2, 2023, in connection with an internal restructuring of its investment, PGIM Strategic Investments, Inc. transferred 4,285,939.66 Class I Common Shares to The Prudential Insurance Company of America for no consideration.

The Prudential Insurance Company of America participates in the dividend reinvestment plan (the “DRIP”) of the Issuer, through which holders of Common Shares may choose to have cash dividends or cash distributions automatically reinvested in Common Shares and, consequently, was issued additional Common Shares in lieu of receiving cash payments as follows:

Class of Shares	Date of DRIP Reinvesment	Amount Reinvested	Price per Share	Number of Shares
Class I Common Shares	12/01/2023	$964,336.42	$27.18	35,479.633
Class I Common Shares	02/01/2024	$972,319.34	$24.70	39,365.155

PGIM Strategic Investments, Inc. participates in the DRIP of the Issuer, through which holders of Common Shares may choose to have cash dividends or cash distributions automatically reinvested in Common Shares and, consequently, was issued additional Common Shares in lieu of receiving cash payments as follows:

Class of Shares	Date of DRIP Reinvesment	Amount Reinvested	Price per Share	Number of Shares
Class D Common Shares	01/02/2024	$973.47	$25.13	38.737
Class D Common Shares	02/01/2024	$92.91	$25.14	3.696
Class S Common Shares	01/02/2024	$943.02	$25.13	37.526
Class S Common Shares	02/01/2024	$86.69	$25.14	3.448

Item 4.	Purpose of Transaction.

 Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

The Reporting Persons hold the Common Shares for investment purposes. Depending on market conditions and other factors (including evaluation of the Issuer’s businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Persons may from time to time acquire additional securities of the Issuer or dispose of all or a portion of their investment in the Issuer.

This Schedule 13D filing is occasioned by The Prudential Insurance Company of America’s beneficial ownership of more than 5% of the presently outstanding Common Shares of the Issuer as a result of the investments and transactions described herein. The Prudential Insurance Company of America’s ownership as a percentage of the outstanding Common Shares may be deemed to have the resulting effect of changing or influencing the control of the Issuer, notwithstanding that the Common Shares of the Issuer reported herein were acquired in the ordinary course of its business and were not acquired for the purpose of changing or influencing the control of the Issuer.

When permitted by applicable law, the Reporting Persons may dispose of some or all of their Common Shares, from time to time, by tendering such Common Shares for repurchase by the Issuer, depending on price, market liquidity, developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors deemed relevant.

PGIM Investments LLC (the “Manager”) serves as investment manager to the Issuer and is responsible for, among other things, overseeing the management of the Issuer’s operations, subject to oversight by the Issuer’s Board of Trustees. The Manager has engaged PGIM, Inc. (the “Subadviser”) as subadvisor to provide day-to-day management of the Issuer’s portfolio. The Manager and the Subadviser are affiliates of the Reporting Persons. All of the Issuer’s officers and directors, other than the Issuer’s independent trustees, are employees of Prudential Financial, Inc. or one of its affiliates. In such capacities, these individuals may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth above, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons and, to the best knowledge of the Reporting Persons, each of the other individuals named in Item 2 above, have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Persons and each other individuals named in Item 2 with respect to the Issuer, the foregoing is subject to change at any time.

Except as set forth in the preceding paragraph and in Item 6 of this Schedule 13D, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of this Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a) and (b) PGIM Strategic Investments, Inc. directly holds an aggregate of 424.112 Class D Common Shares and 422.653 Class S Common Shares representing 100% of the outstanding Class D and Class S Common Shares. PGIM Strategic Investments, Inc. is an indirect wholly owned subsidiary of Prudential Financial, Inc. and as such, Prudential Financial, Inc. may be deemed the beneficial owner of the securities reported herein. The filing of this Schedule 13D shall not be construed as an admission that Prudential Financial, Inc. is the beneficial owner of any securities covered by this Schedule 13D.

The Prudential Insurance Company of America directly holds 4,360,784.45 Class I Common Shares representing 100% of the outstanding Class I Common Shares. The Prudential Insurance Company of America. is a wholly owned subsidiary of Prudential Financial, Inc. and as such, Prudential Financial, Inc. may be deemed the beneficial owner of the securities reported herein. The filing of this Schedule 13D shall not be construed as an admission that Prudential Financial, Inc. is the beneficial owner of any securities covered by this Schedule 13D.

(c) Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons or, to the best knowledge of such persons, the persons named in Annex A, has effected any transactions in the Common Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit 3	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.
Exhibit 4	Power of Attorney

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 18, 2024

PGIM STRATEGIC INVESTMENTS, INC.

By:	/s/ Andrew French
Name:	Andrew French
Title:	Attorney-in-Fact

The Prudential Insurance Company of America

By:	/s/ Andrew French
Name:	Andrew French
Title:	Attorney-in-Fact

PRUDENTIAL FINANCIAL, INC.

By:	/s/ Andrew French
Name:	Andrew French
Title:	Second Vice President

Annex A

Directors and Executive Officers of the Reporting Persons

The following sets forth certain information regarding the directors and executive officers of PGIM Strategic Investments, Inc. Unless otherwise noted, the business address of each director and executive officer of PGIM Strategic Investments, Inc. is 655 Broad Street, Newark, NJ 07102.

Directors:

Name	Citizenship	Present Principal Occupation or Employment
David A. Hunt	USA	Senior Vice President, PGIM President & CEO; Director & President PGIM Strategic Investments, Inc.
Brian M. Mattia	USA	Vice President, Planning & Analysis; Director & Treasurer PGIM Strategic Investments, Inc.
Jurgen Muhlhauser	USA	Vice President, Finance; Director, PGIM Strategic Investments, Inc.

Officers:

Name	Citizenship	Present Principal Occupation or Employment
David A. Hunt	USA	Senior Vice President, PGIM President & CEO; Director & President PGIM Strategic Investments, Inc.
Brian M. Mattia	USA	Vice President, Planning & Analysis; Director & Treasurer PGIM Strategic Investments, Inc.
Jurgen Muhlhauser	USA	Vice President, Finance; Director, PGIM Strategic Investments, Inc.
Joseph Hsu	USA	Vice President, Financial Reporting; Controller, PGIM Strategic Investments, Inc..
Kathleen Denicholas	USA	Vice President, Corporate Counsel; Secretary, PGIM Strategic Investments, Inc.

The following sets forth certain information regarding the directors and executive officers of Prudential Financial, Inc. Unless otherwise noted, the business address of each director and executive officer of Prudential Financial, Inc. is 751 Broad Street, Newark, NJ 07102.

Directors:

Name	Citizenship	Present Principal Occupation or Employment
Gilbert F. Casellas	USA	Former Chairman of OMNITRU.
Martina T. Hund-Mejean	USA	Former Chief Financial Officer, MasterCard Worldwide.
Kathleen Ann Murphy	USA	Former President of Fidelity’s Personal Investing Business.
Douglas A. Scovanner	USA	Founder and Managing Member, Comprehensive Financial Strategies, LLC.
Robert M. Falzon	USA	Vice Chairman of Prudential Financial, Inc.
Wendy E. Jones	USA	Former Senior Vice President, Global Operations eBay, Inc.
Sandra Pianalto	USA	Former President and CEO, Federal Reserve Bank of Cleveland.
Christine A. Poon	USA	Former Dean and John W. Berry, Sr. Chair in Business at The Fisher College of Business at The Ohio State University.
Michael A. Todman	USA	Former Vice Chairman, Whirlpool Corporation.
Charles F. Lowrey	USA	Chairman and Chief Executive Officer, Prudential Financial, Inc.

Officers:

Name	Citizenship	Present Principal Occupation or Employment
Robert M. Falzon	USA	Vice Chairman
Charles F. Lowrey	USA	Chairman and Chief Executive Officer
Kenneth Y. Tanji	USA	Executive VP and Chief Financial Officer
Lucien A. Alziari	USA	Executive VP and Chief Human Resources Officer
Stacey Goodman	USA	Executive VP and Chief Information Officer
Timothy L. Schmidt	USA	SVP and Chief Investment Officer
Ann M. Kappler	USA	Executive VP and General Counsel
Caroline Feeney	USA	Executive VP and Head of U.S. Businesses
Andrew F. Sullivan	USA	Executive VP, Head of International Business and Global Investment Management
Bradley O. Harris	USA	Senior VP and Chief Actuary

The following sets forth certain information regarding the directors and executive officers of The Prudential Insurance Company of America. Unless otherwise noted, the business address of each director and executive officer of The Prudential Insurance Company of America is 751 Broad Street, Newark, New Jersey 07102.

Directors:

Name	Citizenship	Present Principal Occupation or Employment
Gilbert F. Casellas	USA	Former Chairman of OMNITRU.
Martina T. Hund-Mejean	USA	Former Chief Financial Officer, MasterCard Worldwide.
Kathleen Ann Murphy	USA	Former President of Fidelity’s Personal Investing Business.
Douglas A. Scovanner	USA	Founder and Managing Member, Comprehensive Financial Strategies, LLC.
Robert M. Falzon	USA	Vice Chairman of Prudential Financial, Inc.
Wendy E. Jones	USA	Former Senior Vice President, Global Operations eBay, Inc.
Sandra Pianalto	USA	Former President and CEO, Federal Reserve Bank of Cleveland.
Christine A. Poon	USA	Former Dean and John W. Berry, Sr. Chair in Business at The Fisher College of Business at The Ohio State University.
Michael A. Todman	USA	Former Vice Chairman, Whirlpool Corporation.
Charles F. Lowrey	USA	Chairman and Chief Executive Officer, Prudential Financial, Inc.

Officers:

Name	Citizenship	Present Principal Occupation or Employment
Robert M. Falzon	USA	Vice Chairman
Charles F. Lowrey	USA	Chairman and Chief Executive Officer
Kenneth Y. Tanji	USA	Executive VP and Chief Financial Officer
Lucien A. Alziari	USA	Executive VP and Chief Human Resources Officer
Stacey Goodman	USA	Executive VP and Chief Information Officer
Timothy L. Schmidt	USA	SVP and Chief Investment Officer
Ann M. Kappler	USA	Executive VP and General Counsel
Caroline Feeney	USA	Executive VP and Head of U.S. Businesses
Andrew F. Sullivan	USA	Executive VP, Head of International Business and Global Investment Management
Bradley O. Harris	USA	Senior VP and Chief Actuary

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any Common Shares.

Exhibit 3

Joint Filing Agreement

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and any subsequent amendments thereto, and have duly executed this joint filing agreement as of the date set forth below.

Date: March 18, 2024

PGIM STRATEGIC INVESTMENTS, INC.

By:	/s/ Andrew French
Name:	Andrew French
Title:	Attorney-in-Fact

The Prudential Insurance Company of America

By:	/s/ Andrew French
Name:	Andrew French
Title	Attorney-in-Fact

PRUDENTIAL FINANCIAL, INC.

By:	/s/ Andrew French
Name:	Andrew French
Title:	Second Vice President

Exhibit 4

Power of Attorney

PGIM Private Credit Fund

Power of Attorney

The undersigned officer of The Prudential Insurance Company of America hereby constitutes, appoints and authorizes each of Claudia DiGiacomo, Debra Rubano, Melissa Gonzalez, Andrew French, George Hoyt and Devan Goolsby as true and lawful agents and attorneys-in-fact, to sign, execute and deliver Forms 3, 4 and 5, Schedules 13D and 13G and/or such other forms, as appropriate, to file the same, with all exhibits and amendments thereto, with the U.S. Securities and Exchange Commission (the “SEC”) and the securities regulators of appropriate states and territories, and generally to do all such things in their name and behalf in connection therewith as said attorney-in-fact deems necessary or appropriate to comply with the provisions of the Securities Act of 1933, as amended (the “Securities Act”), sections 13 and 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Investment Company Act of 1940, as amended (the “Investment Company Act”), all related requirements of the SEC and all requirements of appropriate states and territories in connection with The Prudential Insurance Company of America’s ownership of or transactions in securities of PGIM Private Credit Fund (the “Company”). The undersigned does hereby give to said agents and attorneys-in-fact full power and authority to act in these premises, including, but not limited to, the power to appoint a substitute or substitutes to act hereunder with the same power and authority as said agents and attorneys-in-fact would have if personally acting (the “Power of Attorney”). The undersigned does hereby approve, ratify and confirm all that said agents and attorneys-in-fact, or any substitute or substitutes, may do by virtue hereof. The Power of Attorney shall remain in full force and effect until The Prudential Insurance Company of America is no longer required to file forms to comply with the provisions of the Securities Act, sections 13 and section 16 of the Exchange Act and the Investment Company Act, all related requirements of the SEC and all requirements of appropriate states and territories in connection with The Prudential Insurance Company of America’s ownership of or transactions in securities of the Company, unless earlier revoked in writing.

/s/ John Cafiero, Vice President and Assistant Secretary

Dated: March 11, 2024